SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ABRAXIS BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

003834Y

(CUSIP Number)

Steven H. Hassan

10182 Culver Boulevard

Culver City, California USA, 90232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003834Y	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. Dr. Patrick Soon-Shiong I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 206,717
8. Shared Voting Power 32,867,501
9. Sole Dispositive Power 206,717
10. Shared Dispositive Power 32,867,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,074,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 82.95%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 053807103	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. Steven H. Hassan I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 29,720,986
9. Sole Dispositive Power 0
10. Shared Dispositive Power 29,720,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,720,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 74.87%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 053807103	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. Themba 2005 Trust I I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THEMBA 2005 Trust I is established under the laws of the Cook Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,850,276
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,850,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,850,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 23.35%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 053807103	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. Themba 2005 Trust II I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THEMBA 2005 Trust II is established under the laws of the Cook Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,975,276
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,975,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 22.61%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 053807103	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. Themba Limited Liability Company, as General Partner of California Capital Limited Partnership I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,203,595
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,203,595

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,203,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 23.19%
14.	Type of Reporting Person (See Instructions) PN

Page 7 of 13 Pages

Item 1.	Security and Issuer

The title of the class of equity securities of Abraxis BioScience, Inc., a Delaware corporation formerly known as New Abraxis, Inc. (the “Company”), to which this statement relates is the Company’s Common Stock, par value $0.001 per share (the “Common Stock”). The address of the principal executive office of the Company is 11755 Wilshire Boulevard, Suite 200, Los Angeles, CA 90025.

The Reporting Persons are filing this Schedule 13D to report the acquisition of beneficial ownership, on November 13, 2007 (the “Distribution Date”), of shares of Common Stock in connection with the distribution (the “Distribution”) by APP Pharmaceuticals, Inc., a Delaware corporation (“APPX”), of all of the outstanding shares of Common Stock as of the Distribution Date to APPX’s shareholders on a pro rata basis.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Dr. Patrick Soon-Shiong; Mr. Steven H. Hassan; The Themba 2005 Trust I (“Themba I”), a trust established under the laws of the Cook Islands; The Themba 2005 Trust II (“Themba II”), a trust established under the laws of the Cook Islands; and Themba (“Themba LLC”), a limited liability company established under the laws of California and general partner of California Capital Limited Partnership (“CA Capital”), a limited partnership established under the laws of California. Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, Themba LLC and CA Capital are referred to herein as the “Reporting Persons.”

(b)	The principal business address of Themba I, Themba II, CA Capital and Themba LLC is 10182 Culver Boulevard, Culver City, California 90232. The business address of Dr. Soon-Shiong, is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025 and the business address of Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

(c)	Dr. Soon-Shiong is the Chairman and Chief Executive Officer of the Company. Mr. Hassan is an independent certified public accountant. He is also the manager of Themba LLC and a trustee of Themba I and Themba II. Themba I and Themba II are trusts for the benefit of Dr. Soon-Shiong and members of his family. Themba I and Themba II hold shares of Common Stock, directly and indirectly. Themba I also holds a 49.5% partnership interest in CA Capital; Themba II also holds a 49.5% partnership interest in CA Capital. The principal business of CA Capital is the holding of the shares of Common Stock. The principal business of Themba LLC is acting as the general partner of CA Capital (of which Themba LLC owns a 1% general partnership interest). 50% of the membership interests of Themba LLC are owned by Themba I and 50% of the membership interests of Themba LLC are owned by Themba II.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	Dr. Soon-Shiong and Mr. Hassan are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D as a result of the acquisition of shares of Common Stock by Themba I, Themba II, CA Capital, RSU Plan LLC (“RSU Plan LLC”, a limited liability company, of which Themba I, Themba II, and CA Capital are members and of which Mr. Hassan is the manager); Themba Credit, LLC (“Themba Credit LLC”), a limited liability company; and certain grantor annuity trusts (of which

Page 8 of 13 Pages

family members of Dr. Soon-Shiong are beneficiaries and Dr. Soon-Shiong is a trustee) (collectively, the “Stockholders”) pursuant to the Distribution. In the Distribution, the Stockholders received one share of Common Stock for every four shares of APPX’s common stock, par value $0.001 per share (the “APPX Common Stock”), beneficially owned by the Stockholders as of 5:00 p.m. New York City time, on November 13, 2007 (the “Record Date”). The Stockholders received their shares of APPX pursuant to the former Abraxis BioScience, Inc.’s (“Old Abraxis”) reorganization into a holding company structure (the “Holding Company Merger”). In the Holding Company Merger, Old Abraxis merged into a subsidiary of APPX and the former stockholders of Old Abraxis received one share of APPX for each share of Old Abraxis held by such stockholders prior to the Holding Company Merger. Old Abraxis effected the Holding Company Merger to facilitate the Distribution. (All fractional shares resulting from the application of the exchange ratio in the Distribution are being cashed out by APPX. No fractional shares were issued in the Distribution). Following the Distribution, the Company changed its name from New Abraxis, Inc. to Abraxis BioScience, Inc.

In addition, following the Distribution, and pursuant to the provisions of the agreements entered into in connection with the Distribution, stock options of Old Abraxis (“Old Abraxis Options”) held by Dr. Soon-Shiong and other former Old Abraxis employees who are employees of the Company will be converted into stock options of the Company pursuant to a conversion formula described below that is intended to preserve the intrinsic value of pre-Distribution stock options. Except for adjustments made in connection with the conversion, the Company options will have substantially the same terms, including expiration date and vesting schedule, as the Old Abraxis Options for which they are converted.

A conversion ratio will be used to calculate the number and exercise price of Company stock options that Dr. Soon-Shiong and other former Old Abraxis employees who are employees of the Company will receive upon the conversion of their Old Abraxis Options. This ratio will be calculated by dividing the average of the closing prices of the pre-Distribution date Old Abraxis common stock over the ten trading day period ending November 13, 2007 by the average of the closing prices of Company common stock over the ten trading day period beginning on November 14, 2007, the first trading day following the Distribution, in each case as reported on the Nasdaq Global Market. Dr. Soon-Shiong and other former Old Abraxis employees who are employees of the Company will receive a number of Company stock options equal to the conversion ratio multiplied by the number of Old Abraxis Options held by them. The exercise price of each Company stock option will be determined by dividing the exercise price of the Old Abraxis Option by the conversion ratio. As of the time of the filing of this report, the conversion ratio has not been finally determined but it will be approximately .43.

Item 4.	Purpose of Transaction

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the acquisition of shares of Common Stock in the Distribution by the Stockholders.

Item 5.	Interest in Securities of the Issuer

Dr. Soon-Shiong is the beneficial owner of , and has the sole power to vote and dispose of, 206,717 shares of Common Stock, which includes 175,824 shares of Common Stock issuable upon the exercise of stock options held by Dr. Soon-Shiong that are currently exercisable or will become exercisable within 60 days. Dr. Soon-Shiong is a protector of the Themba I and Themba II trusts, a trustee of certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries) and a member of Themba Credit LLC. As such, he may also be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an additional 32,867,501 shares of Common Stock comprised of the 9,850,276 shares of Common Stock described below as being beneficially owned by Themba I, the 8,975,276 shares of Common Stock described below as being beneficially owned by Themba II, the 9,203,595 shares of Common Stock described below as being beneficially owned by CA Capital and its general partner, Themba LLC, the 3,146,516 shares of Common Stock beneficially owned by the grantor annuity trusts, the 816,838 shares of Common Stock beneficially owned by the RSU Plan LLC and the 875,000 shares of Common Stock beneficially owned by Themba Credit LLC. The 206,717 shares of Common Stock that Dr. Soon-Shiong beneficially owns and the additional 32,867,501 shares of Common Stock that Dr. Soon-Shiong may beneficially own represent a total of 82.95% of the outstanding shares of Common Stock.

Page 9 of 13 Pages

In his capacity as trustee of Themba I and Themba II, manager of Themba LLC (the general partner of CA Capital), manager of RSU Plan LLC and manager of Themba Credit LLC’s shares, Mr. Hassan beneficially owns, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 29,720,986 shares of Common Stock comprised of the 9,850,276 shares of Common Stock described below as being beneficially owned by Themba I, the 8,975,276 shares of Common Stock described below as being beneficially owned by Themba II, the 9,203,595 shares of Common Stock described below as being beneficially owned by CA Capital and its general partner, Themba LLC, the 816,838 shares of Common Stock beneficially owned by the RSU Plan LLC, and the 875,000 shares of Common Stock beneficially owned by Themba Credit LLC. These 29,720,986 shares of Common Stock represent a total of 74.87% of the outstanding shares of Common Stock.

Themba I is the beneficial owner of, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 9,850,276 shares of Common Stock, representing 23.35% of the outstanding shares of Common Stock.

Themba LLC is the general partner of CA Capital, and both are the beneficial owner of, and both may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, the 9,203,595 shares of Common Stock owned by CA Capital, representing 23.19% of the outstanding shares of Common Stock.

The 9,850,276 shares of Common Stock described above as being beneficially owned by Themba I, the 8,975,276 shares of Common Stock described above as being beneficially owned by Themba II, the 9,203,595 shares of Common Stock described above as being beneficially owned by CA Capital and its general partner, Themba LLC, the 3,146,516 shares of Common Stock beneficially owned by certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries and of which Dr. Soon-Shiong is a trustee and may be the beneficial owner) and the 816,838 shares of Common Stock beneficially owned by the RSU Plan LLC were acquired by them on November 13, 2007 pursuant to the Distribution for no consideration.

See also Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement and Escrow Agreement

Under the terms of the Merger Agreement between Old Abraxis and American BioScience, Inc. that was consummated in April 2006 (“ABI”), the former ABI shareholders(which includes the Stockholders) were required to indemnify, on a pro rata basis, Old Abraxis, its subsidiaries and affiliates, their respective representatives, and their successors and assigns, from and against any and all losses (subject to certain limitations and exceptions) incurred by them by reason of breaches of representations and warranties made by ABI in the Merger Agreement, the failure of ABI, Dr. Soon- Shiong and certain ABI shareholders to comply with specified covenants in the Merger Agreement, and certain specified matters related to any obligation by the Company to issue equity interest to various persons.

As a condition to closing the Merger, and in order to secure the indemnification obligations of the ABI shareholder in the Merger Agreement, Old Abraxis, Dr. Soon-Shiong, solely in his capacity as the representative of the former ABI shareholders, and an escrow agent entered into an escrow agreement, dated as of April, 18, 2006 (the “Escrow Agreement”). Subject to limited exceptions, the maximum aggregate amount of indemnifiable losses which may be recovered by the indemnified parties may not exceed an indemnity cap amount equal to the aggregate value of the shares of Common Stock from time to time held by the escrow agent pursuant to the Escrow Agreement.

At the effective time of the Merger, 2,547,884 shares of Old Abraxis beneficially owned by Themba I, 2,547,884 shares of Old Abraxis beneficially owned by Themba II, 2,380,614 shares of Old Abraxis beneficially owned by CA Capital and Themba LLC, 813,884 shares of Old Abraxis beneficially owned by certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries and of which Dr. Soon-Shiong is a trustee), and 228,549 shares of Old Abraxis beneficially owned by RSU LLC were deposited with the escrow agent to create an escrow fund for the purpose of to satisfy indemnification obligations of former ABI shareholders under

Page 10 of 13 Pages

the Merger Agreement. Any such former ABI shareholder may elect, prior to disbursement of common stock from escrow, to satisfy its pro rata portion of any indemnification obligation by delivering cash equal to the market value of its pro rata portion of the shares that would otherwise be disbursed from the escrow out of such former ABI shareholder’s pro rata percentage of the shares in the escrow. Former ABI shareholders are entitled to direct the voting of their shares held in the escrow fund. At the time of the Distribution, 7,882,928 shares of APPX Common Stock remained in the escrow.

The escrow will terminate on April 18, 2008. Upon termination of the escrow, all shares then remaining in escrow will be disbursed to the former ABI shareholders, except that the escrow agent is to retain sufficient shares to satisfy any unresolved indemnification claims made prior to the termination of the escrow. Since the date of the creating of the escrow, certain shares of Old Abraxis have been released form escrow to satisfy indemnity claims.

In connection with the Distribution, shares of Common Stock received for shares of APPX common stock then held in escrow were also deposited in escrow. Following the Distribution, 1,970,732 shares of Common Stock remain in escrow.

The foregoing description of provisions of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement and Escrow Agreement, which are Exhibits hereto.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement entered into at the time of the ABI merger, our Company and the Reporting Persons executed a registration rights agreement with the Company (the “Registration Rights Agreement”) under which the Company is obligated to register under the Securities Act of 1933 all or a portion of the shares of Common Stock issued to the Stockholders in the Distribution. Under the Registration Rights Agreement, the Stockholders have the right to require the Company to file a registration statement to register all or a portion of the shares of Common Stock they received in the Distribution. In addition, the Stockholders may require the Company to include their shares of Common Stock in future registration statements that the Company files and may require the Company to register their shares of Common Stock for resale on a “shelf” registration statement. Upon registration, the registered shares generally will be freely tradeable in the public market without restriction. However, in connection with any underwritten offering, the Reporting Persons have agreed to lock up any other shares of Common Stock for up to 90 days and have agreed to a limit on the maximum number of shares of Common Stock that can be registered for their account under so-called “shelf” registration statements.

The foregoing description of provisions of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, which is an Exhibit hereto.

RSU Plan LLC Agreement with the Company

Pursuant to the Distribution, the Company assumed one restricted unit plans established by the former Abraxis BioScience, Inc. prior to the closing of the Distribution (the “Plan”). Under the terms of the Plan , the units granted thereunder will vest one-half on April 18, 2008 and the balance on April 18, 2010. The units convert into the right to receive a number of shares of Common Stock determined in accordance with the plan. The maximum number of shares of Common Stock that may be issuable under this plan is 816,838.

In connection with the closing of the Distribution, the Company also assumed the Agreement RSU Plan LLC entered into with Old Abraxis (“Contribution Agreement”) under which RSU LLC has agreed that prior to the date on which units issued pursuant to the Plan become vested, RSU Plan LLC will be required to deliver to the Company the number of shares of Common Stock or, at the election of RSU Plan LLC cash (or a combination thereof) in an amount sufficient to satisfy the obligations to participants under the Plan of vested units. The Company is required to satisfy its obligations under the Plan by paying to the participants in the Plan cash and/or shares of Common Stock in the same proportion as is delivered by to the Company by RSU Plan LLC.

The foregoing description of provisions of the Contribution Agreement is qualified in its entirety by the terms of the Contribution Agreement, which is an Exhibit hereto.

Page 11 of 13 Pages

Pledge

553,648 of the shares of Common Stock beneficially owned by Themba I have been pledged as collateral to Merrill Lynch Bank USA for a loan made to a subsidiary of Themba I pursuant to a loan and security agreement between Themba Credit LLC, Merrill Lynch Bank USA and Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

Item 7.	Material to Be Filed as Exhibits

1.	Registration Rights Agreement, dated November 13, 2007, among the Companies and the other parties thereto

2.	Escrow Agreement, dated April 18, 2006, among the Company, Dr. Soon-Shiong, solely in his capacity as shareholders’ representative, and Fifth Third Bank N.A., as the Escrow Agent (incorporated by reference to Exhibit 10.24 to Old Abraxis’s Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on May 10, 2006).

3.	Agreement and Plan of Merger, dated November 27, 2005, between ABI and the Company (incorporated herein by reference Exhibit 2.1 to the Current Report on Form 8-K filed by Old Abraxis with the SEC on November 29, 2005).

4.	Agreement, dated April 18, 2006, between the Company and RSU Plan LLC (incorporated by reference to Exhibit 10.16 to Old Abraxis’s Quarterly Report on Form 10 Q/A filed with the Securities and Exchange Commission on August 10, 2006).

5.	Joint Filing Agreement dated November 23, 2007, by and among Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC.

Page 12 of 13 Pages

Signature

After reasonable inquiry and to the best of the knowledge of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: 23 November, 2007

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong

/s/ Steven H. Hassan
Steven H. Hassan

THE THEMBA 2005 TRUST I

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

THE THEMBA 2005 TRUST II

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By: Themba LLC, its general partner

By:	/s/ Steven H. Hassan
Name: Steven H. Hassan
Title: Manager

THEMBA LLC

By:	/s/ Steven H. Hassan
Name: Steven H. Hassan
Title: Manager

Page 13 of 13 Pages

Exhibits

1.	Registration Rights Agreement, dated November 13, 2007, among the Companies and the other parties thereto

2.	Escrow Agreement, dated April 18, 2006, among the Company, Dr. Soon-Shiong, solely in his capacity as shareholders’ representative, and Fifth Third Bank N.A., as the Escrow Agent (incorporated by reference to Exhibit 10.24 to Old Abraxis’s Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on May 10, 2006).

3.	Agreement and Plan of Merger, dated November 27, 2005, between ABI and the Company (incorporated herein by reference Exhibit 2.1 to the Current Report on Form 8-K filed by Old Abraxis with the SEC on November 29, 2005).

4.	Agreement, dated April 18, 2006, between the Company and RSU Plan LLC (incorporated by reference to Exhibit 10.16 to Old Abraxis’s Quarterly Report on Form 10 Q/A filed with the Securities and Exchange Commission on August 10, 2006).

5.	Joint Filing Agreement dated November 23, 2007, by and among Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC.